

12013148

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT

FORM X-17A-5
PART III

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SEC FILE NUMBER
8-51968

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/11___ AND ENDING ___12/31/11___
(MM/DD/YY)   (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Blackwatch Brokerage Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 High Street
(No. and Street)

Boston   **MA**   **02110**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Angelo Bulone   **(212) 444-6269**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
KPMG LLP
(Name - *if individual, state last, first, middle name*)

345 Park Avenue   **New York**   **NY**   **10154**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form
are not required to respond unless the form displays a current valid OMB control number.

AFFIRMATION

We, Steven Vigliotti and Angelo Bulone, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplementary schedules pertaining to Blackwatch Brokerage Inc. (a wholly-owned subsidiary of The Macgregor Group, Inc.) for the year ended December 31, 2011 are true and correct. We further affirm, that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Steven Vigliotti
Chief Financial Officer

Angelo Bulone
Managing Director, Controller

Notary Public



BLACKWATCH BROKERAGE INC.
(A wholly-owned subsidiary of The Macgregor Group, Inc.)

Statement of Financial Condition
December 31, 2011

(With Report of Independent Registered Public Accounting Firm Thereon)



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
Blackwatch Brokerage Inc.:

We have audited the accompanying statement of financial condition of Blackwatch Brokerage Inc. (the Company) (a wholly-owned subsidiary of The Macgregor Group, Inc.) as of December 31, 2011 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Blackwatch Brokerage Inc. as of December 31, 2011, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 28, 2012

BLACKWATCH BROKERAGE INC.
(A wholly-owned subsidiary of The Macgregor Group, Inc.)

Statement of Financial Condition

December 31, 2011

Assets

Cash and cash equivalents	$	3,189,145
Receivables from broker-dealers (net of allowance for bad debts of $29,281)		2,227,650
Due from affiliates		119,543
Deferred taxes, net		35,947
Other assets		2,440
Total assets	$	5,574,725

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued expenses	$	15,487
Due to Parent and affiliates		1,010,647
Income taxes payable		65,268
Total liabilities		1,091,402
Commitments and contingencies		
Stockholder's equity:		
Common stock, $0.01 par value; 3,000 shares authorized; 1,000 shares issued and outstanding		10
Additional paid-in capital		1,364,931
Retained earnings		3,118,382
Total stockholder's equity		4,483,323
Total liabilities and stockholder's equity	$	5,574,725

See accompanying notes to Statement of Financial Condition.

2

BLACKWATCH BROKERAGE INC.
(A wholly-owned subsidiary of The Macgregor Group, Inc.)

Notes to Statement of Financial Condition

December 31, 2011

(1) Organization and Basis of Presentation

Blackwatch Brokerage Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a wholly-owned subsidiary of The Macgregor Group, Inc. (the "Parent"), a provider of trade order management technology for the financial community, which in turn, is ultimately owned by Investment Technology Group, Inc. ("ITG").

The Company is engaged as a securities broker and generates transaction fee revenue through revenue sharing agreements with alternative trading systems, electronic communications networks and other broker-dealers (collectively, the "Clients"). As of December 31, 2011, all of the Company's clients were assigned to an affiliate broker-dealer, ITG Inc. As a result, the Company will be operationally inactive after December 31, 2011.

The Statement of Financial Condition and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The Company, in connection with its activities as a broker-dealer, does not hold funds or securities for clients, and accordingly the Company is exempt from SEC Rule 15c3-3 pursuant to provision (k)(2)(ii) of such rule.

(2) Summary of Significant Accounting Policies

Use of Estimates

The preparation of the Statement of Financial Condition in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Included in cash and cash equivalents at December 31, 2011 is an investment in a U.S. Government money market fund of $3,179,145.

Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Cash and cash equivalents are carried at fair value. Certain liabilities are carried at amounts approximating fair value.

Securities Transactions

Receivables from broker-dealers, net consist of transaction fees receivable, net of an allowance for doubtful accounts of $29,281 at December 31, 2011, which is determined based upon management's estimate of the collectibility of such receivables.

BLACKWATCH BROKERAGE INC.
(A wholly-owned subsidiary of The Macgregor Group, Inc.)

Notes to Statement of Financial Condition

December 31, 2011

Income Taxes

The Company is included in the consolidated federal, state and local income tax returns of ITG. The Company is charged or credited with an amount equal to its separate tax liability or benefit as if it were filing on an individual company basis and current income taxes are paid to ITG pursuant to a tax sharing agreement between the Company and ITG.

Income taxes are accounted for on the asset and liability method. Deferred tax assets and liabilities, if any, are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance, if any, is recorded against deferred tax assets if it is more likely than not that such assets will not be realized.

Contingent income tax liabilities are recorded when the criteria for loss recognition under Accounting Standards Codification ("ASC") 740, *Income Taxes*, have been met. Specifically, ASC 740 requires that the determination of whether or not a tax position is more likely than not to be sustained upon examination is based upon the technical merits of the position. If this recognition threshold is met, the tax benefit is then measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution. ITG allocates tax uncertainties specific to the Company in a manner consistent with its policy of charging or crediting amounts equal to the Company's separate tax liability or benefit as if the Company were filing on an individual basis. All tax uncertainties are held by the Company until such time that the statute of limitations or the period under audit for the jurisdiction is settled.

Recent Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2010-06, Improving Disclosures about Fair Value Measurements, which requires additional disclosures about transfers between Levels 1 and 2 of the fair value hierarchy and disclosures about purchases, sales, issuances and settlements in the rollforward of activity in Level 3 fair value measurements. The ASU also amends ASC Subtopic 820-10 to clarify certain existing disclosures regarding the level of disaggregation at which fair value measurements are provided for each class of assets and liabilities (instead of major category) and disclosures about inputs and valuation techniques used to measure fair value for both recurring and non-recurring fair value measurements that fall in either Level 2 or Level 3.

In May 2011, the FASB issued ASU 2011-04, *Fair Value Measurement* (Topic 820): *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*. This update clarifies application of fair value measurement and disclosure requirements and is effective for annual periods beginning after December 15, 2011. The Company does not believe the impact of this amendment on its results of operations, cash flows or financial position will be material.

(3)   Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, various methods are used including market, income and cost approaches. Based on these approaches, certain assumptions that market participants would use in pricing the asset or liability are used, including assumptions about risk and/ or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market-corroborated, or generally unobservable firm inputs. Valuation techniques that are used maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques, fair value measured financial instruments are categorized according to the fair value hierarchy prescribed by ASC 820, *Fair Value Measurements and Disclosures*. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

- Level 1: Fair value measurements using unadjusted quoted market prices in active markets for identical, unrestricted assets or liabilities.

- Level 2: Fair value measurements using correlation with (directly or indirectly) observable market based inputs, unobservable inputs that are corroborated by market data, or quoted prices in markets that are not active.

- Level 3: Fair value measurements using inputs that are significant and not corroborated by market data.

Level 1 consists of financial instruments whose value is based on quoted market prices such as exchange-traded mutual funds and listed equities. Level 1 financial assets at December 31, 2011 consist of an investment in a U.S. Government money market fund of $3,179,145 (included in cash and cash equivalents). The Company does not currently have any Level 1 liabilities.

Level 2 includes financial instruments that are valued using models or other valuation methodologies. These models are primarily standard models that consider various assumptions including time value, yield curve and other relevant economic measures. Substantially all of these assumptions are observable in the marketplace, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. The Company currently does not have any Level 2 assets or liabilities.

Level 3 is comprised of financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are generally less readily observable. The Company currently does not have any Level 3 assets or liabilities.

(4) Related Party Transactions

The Company reimburses the Parent for providing administrative and support services to the Company. These services include, but are not limited to, office space, telephone services, computer services, internal accounting, payroll, utilities and other miscellaneous services.

The Company entered into revenue sharing agreements with ITG Inc. and Investment Technology Group Limited ("ITG Limited") in which the Company earns transaction fees based on the volume of shares traded via links between the Parent's technology product and ITG Inc. and ITG Limited.

(5) Income Taxes

For the year ended December 31, 2011, the Company's operations were included in the consolidated Federal and combined state and local income tax returns of ITG. The Company accounts for income taxes as if it were a separate entity.

Income taxes payable was $119,453 and is included in due to affiliates and amounts payable for uncertain tax positions was $65,268 and is included in income taxes payable on the Statement of Financial Condition at December 31, 2011.

Deferred income taxes are provided for temporary differences in reporting certain items and give rise to a net deferred tax asset of $35,947 attributable to reserves and allowance for doubtful accounts as of December 31, 2011.

At December 31, 2011, management of the Company believes that realization of the deferred tax asset is more likely than not based on a history of taxable income and anticipated future taxable income.

Tax Uncertainties

Under ASC 740, a company must recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

Balance at January 1, 2011	$	95,992
Additions based on tax positions related to the current year		-
Additions based on tax positions of prior years		-
Reductions for tax positions of prior years		-
Reductions due to settlements with taxing authorities		(48,679)
Reductions due to expiration of statute of limitations		-
Balance at December 31, 2011	$	47,313

6

BLACKWATCH BROKERAGE INC.
(A wholly-owned subsidiary of The Macgregor Group, Inc.)

Notes to Statement of Financial Condition

December 31, 2011

With limited exception, ITG is no longer subject to U.S. federal, state, or local tax audits by taxing authorities for years preceding 2007. The Internal Revenue Service is currently examining ITG's U.S. federal income tax returns for 2007 through 2010. Certain state and local returns are also currently under various stages of audit.

(6) Off-Balance Sheet Risk and Concentrations of Credit Risk

The Company is engaged in brokerage activities in which the counterparties are other broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash and cash equivalents and receivables from brokers-dealers. Cash and cash equivalents are deposited with a major U.S. banking institution.

(7) Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company has elected to use the basic method permitted by SEC Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $5,000 or $6\frac{2}{3}\%$ of aggregate indebtedness.

At December 31, 2011, the Company had net capital of $2,738,063 which was $2,665,303 in excess of required net capital of $72,760. The Company's ratio of aggregate indebtedness to net capital was 0.40 to 1.



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

**Report of Independent Registered Public Accounting Firm
on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5**

The Board of Directors
Blackwatch Brokerage Inc.:

In planning and performing our audit of the financial statements of Blackwatch Brokerage Inc. (the Company) (a wholly-owned subsidiary of The Macgregor Group, Inc.) as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.



A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2012